EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES

BELLSOUTH CORPORATION

	For the years ended December 31,

(DOLLARS IN MILLIONS)	1999	2000	2001	2002	2003

Earnings
Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$5,703	$6,537	$4,120	$5,367	$5,424
Equity in (earnings) losses of unconsolidated affiliates	(199)	(784)	(681)	(542)	(452)
Fixed Charges	1,116	1,348	1,268	1,195	1,061
Distributed income of equity affiliates	97	156	369	8	4
Interest capitalized	(29)	(34)	(31)	(20)	(8)

Income, as adjusted	$6,688	$7,223	$5,045	$6,008	$6,029

Fixed Charges
Interest expense	$961	$1,182	$1,145	$1,066	$947
Interest capitalized	29	34	31	20	8
Portion of rental expense representative of interest factor	126	132	92	109	106

Fixed Charges	$1,116	$1,348	$1,268	$1,195	$1,061

Ratio of Earnings to Fixed Charges	5.99	5.36	3.98	5.03	5.68

BELLSOUTH 2004      69